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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number 001-14547
NOTIFICATION OF LATE FILING
(Check One): ☑   Form 10-K      ☐   Form 20-F      ☐   Form 11-K      ☐   Form 10-Q      ☐   Form N-SAR      ☐Form N-CSR

For Period Ended:	October 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Ashworth, Inc.

Former Name if Applicable	N/A

Address of Principal Executive Office (Street and Number)	2765 Loker Avenue West

City, State and Zip Code	Carlsbad, CA 92010

PART II
RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Ashworth, Inc. (the “Company”) was unable to file its Form 10-K for the period ended October 31, 2005 by January 17, 2006 without unreasonable effort or expense. As previously reported, the Company is in negotiations with Union Bank of California N.A., as Agent for its banking syndicate, on an amendment to its bank line of credit and has tentatively agreed to a proposed term sheet. The purpose of this amendment is, among other things, to address the Company’s current non-compliance with certain financial covenants. The time associated with this process has prevented the Company from finalizing its financial statements and providing the necessary supporting documentation to its auditor. As a result, the Company’s auditor was unable to complete its audit of the Company’s financial statements within the applicable period of time. The Company currently anticipates that the Form 10-K will be filed no later than the fifteenth calendar day following the date on which the Form 10-K was due.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Peter S. Case	(760)	438-6610

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑   Yes      ☐   No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐   Yes      ☑   No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Ashworth, Inc.

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 18, 2006	By	/s/ PETER S. CASE

Peter S. Case Executive Vice President, Chief Financial Officer and Treasurer